

Mail Stop 6010

November 20, 2008

<u>Via U.S. Mail</u>

Mr. Jon A. Olson
Chief Financial Officer
Xilinx, Inc.
2100 Logic Drive
San Jose, CA   95124

> **Re:** **Xilinx, Inc.**
> **Form 10-K for the fiscal year ended March 29, 2008**
> **Filed May 28, 2008**
> **Form 10-Q for the quarter ended June 28, 2008**
> **File No. 0-18548**

Dear Mr. Olson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief